UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007
Commission File Number: 000-30698

SINA Corporation
(Registrant’s Name)

Room 1802, United Plaza
1468 Nan Jing Road West
Shanghai 200040, China
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

Signatures
Press Release regarding Results for the First Quarter Ended March 31, 2007 issued by SINA Corporation on May 14, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION (Registrant)
Date: May 15, 2007	By:	/s/ Charles Chao
Charles Chao
President and Chief Executive Officer

SINA Reports First Quarter 2007 Financial Results

Shanghai, China— (PR Newswire)—May 14, 2007—SINA Corporation (Nasdaq: SINA), a leading online media company and mobile value-added service (MVAS) provider for China and for the global Chinese communities, today announced its unaudited financial results for the quarter ended March 31, 2007.
First Quarter 2007 Highlights
•	Net revenues increased 10% year over year to $51.3 million, exceeding the Company’s guidance of between $48.0 million and $50.0 million.
•	Advertising revenues increased 43% year over year to $31.8 million, within the upper range of the Company’s guidance of between $31.0 million and $32.0 million.
•	Non-advertising revenues decreased 20% year over year to $19.5 million, exceeding the Company’s guidance of between $17.0 million and $18.0 million.
•	GAAP net income was $8.6 million or $0.15 diluted net income per share, compared to $7.0 million or $0.12 diluted net income per share in the same period last year.
•	Non-GAAP net income* was $11.4 million or $0.19 diluted non-GAAP net income per share, compared to $9.6 million or $0.16 diluted non-GAAP net income per share in the same period last year.
*Non-GAAP measures are described below and reconciled to the corresponding GAAP measures in the section below entitled “Reconciliation of Non-GAAP to GAAP Results.”
“We are very pleased with another quarter of solid financial and operational performance. Our online advertising revenues in the first quarter continue to be strong with our advertising revenues in China having grown 45% or more year over year for the fourth consecutive quarter,” said Charles Chao, CEO of SINA. “On the operational front, we believe that we have made measurable gains in transforming SINA into a multimedia content platform with strong user participation and sticky interactive community.”
Financial Results
For the first quarter of 2007, SINA reported total revenues of $51.3 million, compared to $46.7 million in the same period in fiscal 2006 and $56.4 million for the fourth quarter of 2006.
Advertising revenues for the first quarter of 2007 totaled $31.8 million, representing a 43% increase from the same period last year and an 11% decrease from last quarter. Advertising revenues in China grew 45% year over year to $30.9 million for the first quarter of 2007. The quarter over quarter decrease in advertising revenues was mainly due to seasonality, as the first quarter historically has been the Company’s weakest quarter for advertising revenues. Advertising revenues in the first quarter of 2007 represented 62% of total revenues, up from 47% in the same period last year.
Non-advertising revenues for the first quarter of 2007 totaled $19.5 million, a 20% decrease from the same period in 2006 and a 6% decrease from the previous quarter.
MVAS revenues for the first quarter of 2007 were $18.2 million, declining 20% from the same period last year and declining 5% from last quarter. Revenues from interactive voice response (“IVR”) declined 32% quarter over quarter to $3.5 million. During the first quarter of 2007, the Company began placing less emphasis on promoting IVR due to an increase in operator costs for IVR. As a result of switching from the Company’s proprietary IVR platform to China Mobile’s IVR platform, operator costs for IVR increased from 15% to 30%. SMS revenues decreased 1% sequentially to $10.6 million, while revenues from 2.5G products, including multimedia messaging service (“MMS”), wireless application protocol (“WAP”) and Kjava, increased 32% quarter over quarter to $3.2 million.
Other non-advertising revenues, mainly search and other fee-based revenues, were $1.3 million for the first quarter of 2007 , representing a decline of 31% from the same period last year and 7% from last quarter. The decline in other non-advertising revenues was mainly due to the continued phasing out of the prior search business.
Gross margin for the first quarter of 2007 was 59%, down from 61% in the same period last year and 62% in the last quarter. Advertising gross margin for the first quarter of 2007 was 58%, compared to 63% in the same period last year and 65% in the previous quarter. Advertising gross margin in the first quarter of 2007 included stock-based compensation, which was equivalent to 1% of advertising revenues. Excluding this item, advertising gross margin in the first quarter of 2007 was 59%, compared to 64% in the same period last year and 66% in the previous quarter. The decrease in advertising gross margin was mainly due to the increase in bandwidth cost to support the roll-out of SINA Podcasting and other Web 2.0 products. Other factors contributing to the year over year decline in advertising gross margin included increased content and web production costs. On a sequential basis, a lower revenue base in the first quarter of 2007 also contributed to the decline in advertising gross margin. MVAS gross margin for the first quarter of 2007 was 60%, compared to 59% in the same period last year and 61% last quarter.
Operating expenses for the first quarter of 2007 totaled $22.9 million, an increase of 4% from the same period last year and a decline of 7% from last quarter. Non-GAAP operating expenses for the first quarter of 2007, which exclude stock-based compensation and amortization expense of intangible assets, was $20.8 million, representing a 2% increase from the same period last year and a decline of 7% from last quarter. The year over year increase in operating expenses primarily relates to the appreciation of RMB against the dollar and higher bad debt expenses, partially offset by a decrease in payroll-related costs and marketing expenses. The quarter over quarter decrease in operating expenses was primarily due to lower commissions and other payroll-related costs and lower travel and entertainment expenses, partially offset by higher bad debt expenses.
Net income for the first quarter of 2007 was $8.6 million or $0.15 diluted net income per share, compared to $7.0 million or $0.12 diluted net income per share for the same period last year. Non-GAAP net income for the first quarter of 2007 was $11.4 million or $0.19 diluted non-GAAP net income per share, compared to $9.6 million or $0.16 diluted non-GAAP net income per share for the same period last year.
As of March 31, 2007, SINA’s cash, cash equivalents and investments in marketable securities totaled $382.7 million, compared to $304.4 million and $362.8 million as of March 31, 2006 and December 31, 2006, respectively. Cash flow from operating activities for the first quarter of 2007 was $16.6 million, compared to $12.5 million for the same period last year and $14.9 million last quarter.
Business Outlook
The Company estimates its total revenues for the second quarter of 2007 to be between $58.0 million and $60.0 million, with advertising revenues to be between $40.0 million and $41.0 million and non-advertising revenues to be between $18.0 million and $19.0 million. Stock-based compensation for the second quarter of 2007 is expected to be approximately $2.0 million, which excludes any new shares that may be granted.
Non-GAAP Measures
This release contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of the Company’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.
Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income, non-GAAP diluted net income per share and non-GAAP advertising gross margin.
The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain special items, including stock-based compensation charges, write off of prepaid license fees, amortization of intangible assets, amortization of convertible debt issuance cost, gain and loss on the sale of business and investments, and gain and loss on investments, from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains and losses (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.
The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results.
The Company’s management believes excluding the non-cash write off of prepaid license fees from its non-GAAP financial measures is useful for itself and investors as such expense does not impact cash earnings and is not indicative of the Company’s core operating results and business outlook.
The Company’s management believes excluding the non-cash amortization expense of intangible assets resulting from business acquisitions from its non-GAAP financial measures of operating expenses, income from operations and net income and excluding the non-cash amortization expense of intangible assets resulting from equity-method investments from its non-GAAP financial measure of net income are useful for itself and investors because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future.
The Company’s management believes excluding non-cash amortization expense of issuance cost relating to convertible bonds from its non-GAAP financial measure of net income is useful for itself and investors as such expense does not have any impact on cash earnings.
The Company’s management believes excluding gains and losses on the sale of a business and investments from its non-GAAP financial measure of net income is useful for itself and investors because such gains and losses are not indicative of the Company’s core operating results.
The Company’s management believes excluding gains and losses on investment from its non-GAAP financial measure of net income is useful for itself and investors because the Company does not typically invest in common stock of other companies. Therefore, these charges are otherwise unrelated to the Company’s ongoing business operations.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.
Conference Call
SINA will host a conference call at 9:00 p.m. Eastern Time today to present an overview of the Company’s financial performance and business operations for the first quarter of 2007. The dial-in number for the call is +1-617-801-9702. The pass code is 83904692. A live Webcast of the call will be available from 9:00 p.m. — 10:00 p.m. ET on Monday, May 14, 2007 (9:00 a.m. — 10:00 a.m. Beijing Time on May 15, 2007). The call can be accessed through SINA’s corporate web site at http://corp.sina.com. The call will be archived for 12 months on SINA’s corporate web site at http://corp.sina.com. A replay of the conference call will be available through May 21, 2007 at midnight eastern time. The dial-in number is +1-617-801-6888. The pass code for the replay is 90143641.
About SINA
SINA Corporation (NASDAQ: SINA) is a leading online media company and value-added information service (VAS) provider for China and for global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, SINA provides services through five major business lines including SINA.com (online news and content), SINA Mobile (mobile value-added services), SINA Community (community-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these provide an array of services including region-focused online portals, mobile value-added services, search and directory, interest-based and community-building channels, free and premium email, online games, virtual ISP, classified listings, fee-based services, e-commerce and enterprise e-solutions.
Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and SINA’s strategic and operational plans. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the uncertain regulatory landscape in the People’s Republic of China, the changes by mobile operators in China to their policies for MVAS, the Company’s ability to develop and market other MVAS products, fluctuations in quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, any failure to successfully develop and introduce new products and any failure to successfully integrate acquired businesses. Further information regarding these and other risks is included in SINA’s Annual Report on Form 10-K for the year ended December 31, 2006 and its other filings with the Securities and Exchange Commission.
Contact:
Cathy Peng
SINA Corporation
Phone: 8610-82628888 x 3112
E-mail: ir@staff.sina.com.cn
Denise Roche
The Ruth Group
Phone: (646) 536-7008
Email: droche@theruthgroup.com

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2007	2006	2006

Net revenues:
Advertising	$31,767	$22,181	$35,735
Non-advertising	19,513	24,531	20,670

	51,280	46,712	56,405

Cost of revenues:
Advertising (a)	13,342	8,298	12,581
Non-advertising	7,514	9,747	9,076

	20,856	18,045	21,657

Gross profit	30,424	28,667	34,748

Operating expenses:
Sales and marketing (a)	11,064	11,805	12,460
Product development (a)	4,799	4,610	4,888
General and administrative (a)	6,657	5,157	6,756
Amortization of intangibles	403	468	415

	22,923	22,040	24,519

Income from operations	7,501	6,627	10,229

Non-operating income:
Interest and other income, net	2,660	1,940	2,441
Gain (loss) on sale of business and investments, net	—	(212)	373
Gain on investment in Tidetime Sun, net	—	—	123
Loss on equity investments	—	(343)	-
Amortization of convertible debt issuance cost	(171)	(171)	(171)

	2,489	1,214	2,766

Income before income taxes	9,990	7,841	12,995
Provision for income taxes	(1,382)	(805)	(1,273)

Net income	$8,608	$7,036	$11,722

Basic net income per share	$0.16	$0.13	$0.22

Diluted net income per share	$0.15	$0.12	$0.20

Shares used in computing basic net income per share	54,488	53,438	54,103
Shares used in computing diluted net income per share	59,264	58,617	58,780

Net income used for diluted net income per share calculation:
Net income	$8,608	$7,036	$11,722
Amortization of convertible debt issuance cost	171	171	171

	$8,779	$7,207	$11,893

(a) Stock-based compensation included under SFAS 123R was as follows:
Cost of revenues — advertising	$463	$350	$475
Sales and marketing	392	261	366
Product development	485	334	491
General and administrative	836	571	897

RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(U.S. Dollar in thousands, except per share data)

	Three months ended				Three months ended				Three months ended
	March 31, 2007				March 31, 2006				December 31, 2006
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results
										475	(a)
		463	(a)			350	(a)			1,113	(f)

Gross profit	$30,424	$463		$30,887	$28,667	$350		$29,017	$34,748	$1,588		$36,336

		(1,713	)(a)			(1,166	)(a)			(1,754	) (a)
		(403	)(b)			(468	)(b)			(415	) (b)

Operating expenses	$22,923	$(2,116)		$20,807	$22,040	$(1,634)		$20,406	$24,519	$(2,169)		$22,350

										2,229	(a)
		2,176	(a)			1,516	(a)			1,113	(f)
		403	(b)			468	(b)			415	(b)

Income from operations	$7,501	$2,579		$10,080	$6,627	$1,984		$8,611	$10,229	$3,757		$13,986

										2,229	(a)
						1,516	(a)			1,113	(f)
						468	(b)			415	(b)
		2,176	(a)			171	(c)			171	(c)
		403	(b)			212	(d)			(373	) (d)
		171	(c)			177	(b)			(123	) (e)

Net income	$8,608	$2,750		$11,358	$7,036	$2,544		$9,580	$11,722	$3,432		$15,154

Diluted net income per share	$0.15			$0.19	$0.12			$0.16	$0.20			$0.26

Shares used in computing diluted net income per share	59,264			59,264	58,617			58,617	58,780			58,780

Net income used in computing diluted net income per share:
Net income	$8,608			$11,358	$7,036			$9,580	$11,722			$15,154
Amortization of convertible debt issuance costs	171			—	171			—	171			—

	$8,779			$11,358	$7,207			$9,580	$11,893			$15,154

Gross margin — advertising	58%	1%		59%	63%	1%		64%	65%	1%		66%

(a)	To adjust stock-based compensation charges

(b)	To adjust amortization of intangible assets

(c)	To adjust amortization of convertible debt issuance cost

(d)	To adjust (gain) loss on the sale of business and investments

(e)	To adjust gain on investment in Tidetime Sun

(f)	To adjust a write-off of game license

SINA CORPORATION
UNAUDITED SEGMENT INFORMATION
(U.S. Dollar in thousands)

	Three months ended
	March 31,		December 31,
	2007	2006	2006

Net revenues
Advertising	$31,767	$22,181	$35,735
Mobile related	18,246	22,694	19,304
Others	1,267	1,837	1,366

	$51,280	$46,712	$56,405

Cost of revenues
Advertising	$13,342	$8,298	$12,581
Mobile related	7,287	9,400	7,617
Others	227	347	1,459

	$20,856	$18,045	$21,657

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollar in thousands)

	March 31,	December 31,
	2007	2006
Assets
Current assets:

Cash and cash equivalents	$181,043	$163,177
Investments in marketable securities	201,624	199,574
Accounts receivable, net	41,544	45,031
Other current assets	7,893	10,330

Total current assets	432,104	418,112

Property and equipment, net	28,893	27,101
Long-term investments	1,170	1,170
Goodwill and intangible assets, net	90,131	90,534
Other assets	1,545	1,892

Total assets	$553,843	$538,809

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,516	$1,614
Accrued liabilities	40,280	41,993
Income taxes payable	3,913	7,389
Convertible debt	100,000	100,000

Total current liabilities	146,709	150,996

Other long-term liabilities	1,141	-

Total liabilities	147,850	150,996

Shareholders’ equity	405,993	387,813

Total liabilities and shareholders’ equity	$553,843	$538,809